Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
November 8, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On November 3, 2016 the Company held its quarterly earnings call, a transcript of which is set forth below.  Statements made during the earnings call and set forth in the transcript about what the Company will or may do are all subject to and qualified by any description of any such matters the Company may provide in a final prospectus, including a prospectus supplement, and the Company disavows any such statements to the extent they are inconsistent with the information in the Registration Statement, the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended, or the information in any prospectus supplement the Company may file with the SEC relating to the Registration Statement. The Company disavows any statement that the SEC has approved the Registration Statement or any offering the Company may make. Any offer the Company may ultimately make will be made only by a final prospectus, including a prospectus supplement.

C: Rob Hughes;Overstock.com, Inc.;SVP of Finance and Risk Management

C: Patrick Byrne;Overstock.com, Inc.;Founder and CEO

C: Saum Noursalehi;Overstock.com, Inc.;President of Retail Business

C: Jonathan Johnson;Overstock.com, Inc.;Chairman and President of Medici Business

+++ presentation

Operator^ Good day, ladies and gentlemen, and welcome to the Q4 2016 Overstock.com, Inc. earnings conference call. (Operator instructions).

I would now like to turn the conference over to your host, Mr. Rob Hughes. Sir, you may begin.

Rob Hughes^ Thank you. Good afternoon and welcome to our third quarter 2016 earnings conference call. Joining me today is Dr. Patrick Byrne, Founder and CEO; Saum Noursalehi, President of our retail business; Jonathan Johnson, our Chairman and President of our Medici business.

Let me remind you that the following discussion and our responses to your questions reflects management’s views as of today, November 3, 2016, and may include forward-looking statements. Actual results may differ materially. Additional information about factors that could potentially impact our financial results is included in the press release filed this afternoon and in the Form 10-Q we also filed today. Please review the Safe Harbor Statement on slide 2.

During this call we’ll discuss certain non-GAAP financial measures. The slides accompanying this webcast and our filings with the SEC, each posted on our Investor Relations website, contain additional disclosures regarding these non-GAAP measures, including reconciliations of these measures to the most comparable GAAP measures.

Patrick, with that, let me turn the call over to you.

Patrick Byrne^ Okay. Patrick here. You should be able to download some slides. I will jump right to slide 3, the results. The shorthand on the quarter is actually things are going rather nicely in retail. We bounced back. You’re going to see good numbers coming back in terms of growth, and even bottom line, other than we took this $3.9 million write-off on debt and investment in a Middle Eastern company. You’ve seen that we’ve actually— our retail business made $3 million this quarter before that write-off, which I do not intend to be doing again, and that’s versus a loss of $2.6 million last year. So the retail business is sound and making money. Then we did have this hickey on an investment and have this Medici stuff going on, which I think is world historic.

So on slide 3 you see our revenue’s up 13%, contribution up— or gross profit dollars up 10%, contribution up 12%. So we’re back growing nicely and— well, we’re back growing at sort of industry rates there, but accelerating, which is key. And if you go to slide 4, the retail only business, you see that’s up at 12%. And again the— if we go to the pretax loss we get a pretax loss of $0.9 million, which was a pretax gain of $3 million versus a pretax loss last year of a couple million dollars. So the retail business, the core retail business has rebounded nicely. We have everything under control. We’re having a great Q4 so far and— but we had some— we had this hickey of $3.9 million. Okay. So that was versus pretax income of $0.8 million last year. So $0.8 million up to $3 million. And that really, I think, understates how well our retail business is doing.

Slide 5, quarterly revenue and growth. This is a pattern you’ve seen before. We were growing in a high teens, made some mistakes last summer in marketing, sort of came off the step. Have recovered, are accelerating nicely. You see re-growth. We had to tell you at the end of the year we’d be breaking that spiral down. We did break it.

What did we grow on a GAAP basis in Q1, like 2% or 3%?

Rob Hughes^ Yes.

Patrick Byrne^ So 2% or 3%. Then Q2 was about 7% or 8%. Q3, 13%. I’d like to think that you’ll see— let’s say the— I think that this— for Q4 the second derivative should stay zero. Let’s just put it that way. You should ask a high school kid— be able to back into what your son or daughter— you’ll be able to back into what we’re looking at in Q4. But things are spinning up nicely. We really have— with Saum now as President of the Company and the green eyeshade guys are over marketing like they’ve never been, and I think that you will— I’m happy with our growth this quarter and what we have going on in marketing. I’m really happy with it.

Slide 5 (sic - see slides, “Slide 6”), quarterly gross profit and growth, pretty much the same thing.

Slide 7, again, same basic story. We’re up on the step. We had things going nicely in the high teens while staying profitable. I know people love to compare us with folks who are growing significantly faster, but people who lose $60 million a quarter. Not our style and we— or losing $100 million or $150 million a year. We like making money and that’s our constraint. And I’d rather have a company growing— well, in the high teens. So it’s the same story. We did lose our footing a bit sometime last summer. We took some time to correct it. We’ve come out of it. That’s slide 7.

Slide 8. Our contribution margin is staying in the 11% to 12% range. It’s a little on the low end for my taste. We do keep finding efficiency. And I think we found another— Saum has found another probably $7 million to $10 million efficiency for next year by— we do pass our gains on to the consumer. So, there we are on slide 8.

Go to slide 9, technology and G&A expense. Rob, I may ask you to comment on this. Both of them have— both tech— well, collectively they’ve— they are staying within a pretty narrow guardrail. Of course Q4 is— throw things off. What do you want to say about this, Rob? I note that our G&A is staying flat as a percentage of sales at this point.

Rob Hughes^ I’d just call out that part of that, those losses that we took this quarter on that international investment, $1 million of that is in G&A. So that’s already in there and we kept it flat as a percentage of revenue and— but I’d say good expense control is what we’re trying to do. And tech is down a little as a percentage, up a little in absolute dollars and we’re usually a little more willing to go higher on that.

Patrick Byrne^ Yes. I think that you see our G&A, pure G&A not including tech, dropping down underneath 5%, really, with the changes we’ve made, the move to the new building; lots of things. And you see tech— I’m a little surprised to see it flatten out like this because we are turning more and more into a real tech company. But thanks to Saum, who’s a technologist by background, we’re getting much more efficient on our tech spend. So, I think that collectively you see those drop. Well, you do see the G&A should be dropping under 5%; not just in Q4, but say on a going-forward basis. And tech— I don’t want to rein in tech, but we seem to have an ample level of spending where we are and are using resources more efficiently.

Corporate employees, slide 10. We should probably even break this into tech versus non-tech G&A just so people can see that really our corporate— we have reached and surpassed the point of having leverage on the core— on the corporate team. The corporate team does not have to expand now with growth. When I say corporate as opposed to tech. I do like growing tech. It’s wonderful, gosh, to think that not so many years ago we were trying to do this with out a fifth as many technologists as we do now. But we really like having the technologists and we’re— I’m not committing not to grow that force.

Slide 11, operating and free cash flow. Of course free cash flow doesn’t mean so much since we started building this building. We’ve been building this $100 million building. Free cash flow— operating cash flow, trailing 12 months $75 million is attractive. What do you think that’ll be by year end, Rob?

Rob Hughes^ Something in the $80 million, $85 million range, maybe.

Patrick Byrne^ Yes. And I think that having— shooting for an operating cash flow over $100 million next year is something I feel comfortable saying as a goal. I think that we should beat that. So again, $75 million free cash flow— or operating cash flow. A free cash flow of nothing over the last 12 months, but $50 million of that nothing was we built the building which we won’t be doing again anytime soon.

Slide 12. Our GAAP turns and GMROI are off the charts. In fact, even just on a direct basis, our GMROI is now high enough I am comfortable and will be encouraging them to probably slide another chunk into— be a little bit more aggressive in using capital to buy next year. Because we’re getting nice returns on capital. We actually commit probably— probably have leaned it down a bit too much and going into next year just— pardon me, just a minor difference. If we’ve been running— we’ve been averaging on a GAAP basis on the capital we actually commit to inventory so far this year? 20-ish? But that includes—

Rob Hughes^ A little less than that now.

Patrick Byrne^ Just that recurs. Like $16 million or something? You might— when you share an inventory number?

Rob Hughes^ $16 million at the end of the quarter.

Patrick Byrne^ And how much of that is really the inventory on the partner return?

Rob Hughes^ Probably about $5 million to $6 million.

Patrick Byrne^ So we’re really only committing $10 million now to inventoried of stuff we buy. We’ve made— and (inaudible) bought. And you might see that increase modestly next year; not over $15 million or $20 million. But we’ve gotten good at deploying capital and making buys. We’ve gotten that really tight again and we might think— you might see us run that just a handful of million dollars higher.

Slide 13, not much to say. Cost per customer, unique customers all staying fairly flat.

Saum, before we go on, do you want to say anything? Saum is— especially has been— has come up the marketing channel in the last seven years. While he was a technologist he came up through marketing.

Saum Noursalehi^ Yes. It is a modest growth for unique customers. I would point out we are focusing on higher-value customers. So while it’s costing us a bit more than it did last year, they are higher value.

Patrick Byrne^ Yes. And you’ll see that on the next page. Our average order size, $192. And when I think back, that’s about double of where we were a decade ago. And that reflects both mix shift and our ability to get better customers, more valuable customers, and put the right things in front of them. So that’s really kind of remarkable to me, that it’s up at $192.

The next slide, slide 15. Just— there seems to be a question from the phone calls we get of people that have lost track of the internal structure a bit. So just think of it as Overstock— and so— also understand the picture we’re painting for you is what we want the final structure to look like. There is some corporate stuff in the works that Jonathan can explain. But think of it as a holding company with on one side a retail company, which we’re not— that owned a retail company, internet retail company that is spinning off $75 million a year. That’s on one side. On the other side is this Medici Ventures. And Medici Ventures has a number of investments in blockchain fintech. And Jonathan, what else would you like to say about this chart?

Jonathan Johnson^ Well, if you look at this chart, we have varying levels of activity in the operating of these businesses. With t0 we own a majority of it and we’re very involved in its operation and (inaudible) the operations of its subsidiaries. Peer Nova, BITT and Identity Mind, we have minority ownerships in them and are active to varying degrees, from monitoring our investment, to a board level, to providing human capital, at kind of the two extremes in the middle. We like each of these businesses. Some are more nascent than the others. Some are revenue producing, some are still fledgling startups. So we’re pleased with what we’re doing with these.

Patrick Byrne^ Absolutely. We really have a pole position on all this blockchain stuff. We have built out t0. SpeedRoute, which was the company we acquired last year that routes 3% of the equity flow in US capital markets, have built our blockchain efforts on top of that. Have a few I’ll want to identify. I think you should identify the leader of t0.

Jonathan Johnson^ Yes. So the President of t0 is Joe Cammarata. He was running SpeedRoute when we acquired it. He knows the execution and routing business like nobody else, but he also has a solid vision of the blockchain and how bring that into fintech in the capital markets. We’re— I think after kind of having a few hiccups over the last several months, the last couple quarters, t0’s in a much better place and we’re looking for big things in the future.

Patrick Byrne^ Right. Joe is a very successful— a very good guy and a very successful fintech entrepreneur. Has built and sold a number of fintech businesses in his career. Early-40s guy doing— that built SpeedRoute and has taken charge of sort of integrating this blockchain technology and it’s going to do big things with t0. I mean the conversations that we are having with potential partners in t0, there are enormous potential partners for us. I’m going to take a moment and explain.

I have been adamant that before we enter into any deals or joint ventures— and we did have, I’d say, some organizational— got wrapped up in our underwear a little bit on t0 this year. But with Jonathan here it’s gotten all unscrambled. It’s getting nicely organized. We’re forming boards of directors and getting all that stuff. Big opportunities for t0. I spent so— I’ve put so many— got so many air miles this year running around the world talking to people who want to partner with t0. I want the Chuck Yeager moment, I call it, as I— which is the first company.

There’s so much blather going on in this space. People who are familiar with us look at us and say, wow, you guys aren’t just talking. We are actually doing things. I want to get— the Chuck Yeager moment for me is getting a publicly-traded blockchain security. Once we knock that off we’re happy to turn around and start really talking about the alliances that we can— the other things we can do with t0. But to separate us and to show how far ahead we still are from the world, I’ve been insistent that we get that moment behind us, creating and issuing a public blockchain security that the US regulators have— or whatever their word is. They don’t say approved. So that’s the strategy with t0.

Peer Nova is a passive investment. Probably shouldn’t say too much about them. They have been in— they were until recently in stealth mode. The people behind Peer Nova are some very fine people, including Steve Case, the guy who built AOL. Including another couple of fellows. I don’t know if, Jonathan, you want to say anything?

Jonathan Johnson^ Well, they have marketing. They’ve got proof of concepts out there. They’re not generating large revenue, but they are generating revenue. They’re well run. They’ve got great technology. We’re pleased with that. And so pleased with it we upped our investment a little bit during the third quarter.

Patrick Byrne^ Yes. They are out and out pursuing an up round. We came in basically at the same price as the— Steve Case and the others, I think just a tad above. But they’re now engaged in an up round. They have— we looked at their technology for our own systems. It turned out not to be exactly right for what we wanted to do with t0, but our technologists said this— their technology, it’s a big, industrial strength ledger that will be right for certain kinds of operations in the blockchain space. And when we looked at it and made the investment it was because we— t0 was considering what underlying ledger to use. We looked at all the ones that were available a year, year and a half ago, and we— our technologists said the Peer Nova guys really had a great underlying technology that put them ahead of everybody else. So that’s why we made the investment. They’re going through an up round now and I think that’s a nice investment.

BITT— I’d like to hit each of these for a moment. BITT is a Barbados-based company. You can think of t0 as blockchain meets capital markets. BITT is blockchain meets central banking. We laid out a strategy of— so there’s this new age coming to mankind on the blockchain and there’s hundreds of different processes that are going to be disrupted. We picked a small subset of them and said we wanted to get investments in those processes. One is capital markets, blockchain capital markets. One is blockchain meets central banking, and hence money and payments and such.

BITT is— there’s a surprising subculture devoted to the blockchain down in the Caribbean and some very forward-leaning government officials around the Caribbean who understand the opportunity that blockchain brings to the Caribbean. It could make the Caribbean as— it could be the Switzerland of this new age that’s coming and there are regulators and finance people in the Caribbean who want to see this happen. We are deeply involved in that community. BITT is the leading company down there. They are very close to having commercializable product that just— for the creation and transfer of money is quite a large industry in the world and they’re ahead— just a few weeks after we made this investment we saw that there was news from like the Netherlands and the Bank of England, that other central banks are pursuing the same thing. But BITT’s actually creating it, has created it, and we’re very close— is very close to having releasable products to the public.

And then Identity Mind.

Jonathan Johnson^ Identity Mind, I would say, again, they’re engaged in an up round financing now. They are doing well. They help with fraud prevention. We are not only an investor, but Overstock is a client. We like their technology and we like their management.

Patrick Byrne^ Yes. A different approach to fraud detection. And they just won— I think they just won the award of— they’ve been named in like the top 50 new companies, top 30 Silicon Valley startups, all this kind of stuff. They really have carved out a space for themselves and have a— I think they have a great future.

So we have— and I should point out on BITT, just so people understand, that our investment there, while it’s now $4 million and 11.4%, we basically have calls and such that under the right circumstances we can own up to 33%.

Jonathan Johnson^ Right. And when we do we’ll be pleased to, because they will have made progress to a point that we think owning a third of it would be (inaudible) deal.

Patrick Byrne^ Yes. Okay. Lastly on slide 16, Medici - The March Towards History. This is t0. We have made this announcement a few weeks ago. And in the last quarterly call I said that there would be an announcement. I actually then was hoping it would be the first week in September. It took us longer. Everything takes longer than you think it will, but we have opened a rights offering. Well, let’s first walk through the results of Medici. And people who come and see us speak always come and point out, gee, you have all these companies running around talking about what they’re thinking of doing. We really have done things. We have our— in October we announced the creation of this subsidiary. Actually, before June of last year we had a few— we got an ATS that got deemed approval from the SEC on trading blockchain security. By June we did the first private blockchain security in the world. It was a bond, $500,000. I bought it. Didn’t mean much, but it— we actually— the legal instrument was (inaudible) the blockchain.

Jonathan Johnson^ I think it meant a lot. It may not have been great volume and it may not have been meaningful economically, but it showed the plumbing works. And when Patrick talks about having a Chuck Yeager moment and breaking the speed of sound, it’s showing we’ve built a system where the plumbing works. We’ve tested at small levels. We think we can build it and sell it at large levels.

Patrick Byrne^ Right. And so we got that private one done in June of last year to me. Then we did another private bond, a $5 million bond with a third party, New York Securities down—.

Jonathan Johnson^ Bank of New York.

Patrick Byrne^ No, New York Securities.

Jonathan Johnson^ Yes, New York—

Patrick Byrne^ Don Motschwiller, a great fellow; farsighted.

By October of last year we had announced the acquisition of t0 and getting the corporate forms nested up. In December of last year the SEC declared our S-3 effective, that we could issue a blockchain pubic security. Only company to my knowledge that has such a— that has gotten such a document through the SEC. Of course they don’t call it approval. What do they call it when you get it through? They don’t say we approve this, they say it’s effective.

Jonathan Johnson^ It’s effective. So we have an effective shelf registration that allows for the issuance of digital securities that will trade and settle on the blockchain.

Patrick Byrne^ Right. And then this year has been both completing the technology and stitching up the allies we need to pull off a public blockchain security. Now remember, we’re not trying to actually go around the financial system as it exists. We’re integrating pieces. We’re not trying to go around the regulators. We’re— we’ve built something that works within the four corners of the US regulatory regime. And so in March of this year we got Computershare to sign up as the transfer agent and integrate with us as the transfer agent for a public blockchain security, Georgeson as information— I think of this as shareholder services, infrastructure agent. Do you want to describe what Georgeson’s role?

Jonathan Johnson^ Well, they’ll be notifying all our shareholders when we file our respective supplement that describes our rights offering. They’re the ones that pass the information along to each of our shareholders and answer questions for them.

Patrick Byrne^ And two months ago Keystone, a Los Angeles broker-dealer, signed on to be the broker-dealer that will handle our digital security. And then in October ETC signed up as the custodian and the clearing. It’s the clearing broker.

So, all the pieces are in place and we are now— we have announced that we are doing a public blockchain equity offering. Jonathan, why don’t walk through these dates.

Jonathan Johnson^ So the record date, shareholders of record on November 10th, which is next week, will be offered a right, the ability to purchase one preferred share of Overstock stock. It will be a digital share. We’ll have a similar analog traditional share that we offer as well. It will be a preferred share. Similar to common in all respects except it pays a 1% dividend.

The subscription period will begin on the 15th of November, will be open for several weeks and close on the 6th of December. We hope to end the rights offering on the 15th of December. And then digital shares trading on the blockchain can happen as soon as December 16th. And those shares will trade and settle on the same day. I will say almost instantaneously. I don’t want to report it wrong and instantaneously. But I know the SEC is talking a lot about settlement on trade plus two and how big a deal that will be in trading from trade— changing from T-plus-3. We’ll be going T-plus-0 or T-zero, on December 16th.

Patrick Byrne^ Aptly named. Aptly named. In fact, the move from T-plus-3 to T-plus-2 in US capital markets is supposed to be delivered sometime a couple of years from now with a $0.5 billion budget. We’re getting— they’ve been aiming on getting it to T-plus-2. We will have this at T-zero in a matter of a few weeks. And— so the advantages. Jonathan, what are the advantages to an issuer? So we will have a system that we have demonstrated. We are doing this rights offering. We don’t need the capital, we’re generating plenty of cash. We’re doing this like Jonas Salk when he invented the polio vaccine. People were so afraid of polio they didn’t want to take the vaccine. He actually sat on early television or a press conference and he gave himself the vaccine to show how much confidence he had in it.

We’re doing this— we get it live. We demonstrate the system works and it meets all the needs of the regulators. The only system like this live in the world. There’s these folks running all over the world saying that they’re building this stuff in the next few years. They’ll have a pilot somewhere. We actually have it. It’s open for business. We can apply it in so many different ways. We might be able to do— we might go into the world of pre-IPO, stocks. A lot of big companies don’t want to go public, but they have lots of shareholders. This works for them. We’ve actually already done one trade that— do you want to describe that trade we did that was a basket of pre-IPO stocks?

Jonathan Johnson^ Yes. T0’s done a basked of pre-IPO stock trading within the last 60 days. It went well. It was a non-blockchain transaction. We can bring that to the blockchain, which— you’re asking what is the benefit to issuers of doing something like this with both settling on T-plus-0 and using the blockchain. T-plus-0 means there’s less, if any, slop in the system. In those three days a lot of things can happen. A lot of things have happened as we— from our decade-long lawsuit against some of the big Wall Street players and we saw what happens in the dark recesses of an extra three days. The beauty of the blockchain is that goes away and ownership is immutable. The issuers will know who their shareholders are and, for shareholders, they will know that what they are getting is real and valid. Purchasing title you should get title. When you’re buying shares you should get those shares and that’s what the blockchain does.

Patrick Byrne^ Right. I think the short thing is that issuers can know when they issue stock it’s not going to get manipulated.

Jonathan Johnson^ That’s right.

Patrick Byrne^ You can’t manipulate a blockchain stock. And so for those who swallow the bromide about markets or— there is no manipulation in markets and the markets are efficient. God’s in his heaven. That won’t do anything for you. But for those of us who have actually been out there and know that there’s all kinds of mischief that gets played in the capital markets, this makes it impossible. And by the way, we think it takes 80% to 90% of the backroom costs out of stock trading.

Jonathan Johnson^ So before we jump to questions, I just want to comment. What we are doing with this rights offering is two things. We’re proving the plumbing, that it works, and two, we’ve now built a platform that with some additional development we’ll be able to do pre-IPO. We’ll be able to do lots of other things that banks need. And that’s when t0 I think turns magic because we’ll have product to sell and license and do well. So we’ve spent a lot of time spending money to build an underlying platform that can then have other platforms built and bolted onto it that will have really great commercial application we hope.

Patrick Byrne^ Right. And we’ve actually been turning down many, many discussions of commercial applications for this because we are so intent on let’s get this over the goal line. Let’s get the public offering. Once you have an SEC-approved public blockchain security trading, you know the system we have that lets that be possible is— will be, A, unique to the world and, B, ready. If it meets those standards we’re ready for it to service all kinds of other needs. And there’s groups around the world who are trying to get our ear to work with us. And we actually just want to focus and get this done in several more weeks and then we’ll be ready to talk to them.

+++ q-and-a

Editor^ Okay. The next or last slide is about questions. You can e-mail questions. We’ve had a ton of— we’ve had a lot of questions come in. Why don’t I take them and just run through— like run through briskly what we have so far. Okay. Regarding— and I won’t identify— unless asked otherwise to, I will not identify who’s sending what question.

Questions regarding Peace Coliseum, three questions. To what extent have we completed the move into the new HQ? We’ve— 100%. We are completely out of the old HQ. We were by the end of September. Our lease ran out at the end of September. There are some— we were planning on— so there’s about 1,000 people here now, 1,100 people now. We were planning on bringing about 400 people in from customer service over this quarter, but things were so tight we left them in their customer care facility.

I’ll answer these and then ask you to opine, Rob.

Now that you’ve moved into the HQ, what are the near- and long-term benefits to operating expenses from the move? Well, there’s huge— the tangible— I think of it this way. Between the rent on our last HQ, which was about $5 million and creeping up to $6 million, and our collocation facility. We had a place downtown where we had a whole bunch of computers, servers. That was the website that was costing us $1 million, $1.5 million a year. There were actually several of those. Those have all consolidated here. So there’s about $6.5 million of rent, it feels to me, that we will be foregoing going forward, on which— but we borrowed $50 million on which we’re paying 4.5% so there’s $2.25 million. So call it a net $4 million to the good. But we had to— in savings. But maybe to be conservative and because we’re having some transition costs and stuff call it $3 million to the good. We have $50 million of equity in the building. So it’s sort of a 6% to 8% return on capital. The capital in the building, on the other hand, which is nothing to write home about, but on the other hand there are huge efficiency gains. For one thing we’ve got 75% more total office space than we had. We have people not driving back and forth 15 miles between two facilities. We have just enormous benefits. The way this building has been laid out - and you should read about it on line, there’s plenty of stories - it’s really a collaboration space and I think it’s going to bring great benefits.

And then what’s the impact on cash flow for the new HQ? Again, it took $50 million of cash, of our own cash, over the last 12 months. And we won’t be— typical CapEx should be about $25 million a year (inaudible).

Now, having given my answers, Rob, why don’t you correct me. What do you think?

Rob Hughes^ I’ll just add a couple of comments. A couple of those data centers, the leases still go into next year so we’re not quite there with the data centers. But I’d characterize it two different ways, I guess. One is we have— when we’re all consolidated in here we’ll have about nearly 70% more space than we had before. So in absolute dollars, I think if you compare rent and operating expenses to operating expenses and depreciation and interest, in absolute dollar it probably will end up going up a couple of million dollars. But on a per-square-foot basis we think it goes down by about 18%. And we think it’s a lot less than if we had to renew that lease in our old headquarters and then go find additional space. It was not a very efficient space and then we would have pushed the Company up yet again into a third location.

On a just cash flow basis in terms of paying rent and operating expenses versus operating expenses and debt service, it’s just slight— it’ll be slight up I think when we’re all fully in here. And on the cash flow statement, absolutely. Most of that is now through. We only have $8 million more in CapEx to pay out and that’ll be in Q4 and then we’ll be at the $99 million that we estimated for the project.

Patrick Byrne^ And I’m going to comment on—

Jonathan Johnson^ I just will say this project came in on time and on budget. And I was skeptical that we could do that when it started two-and-a-half years ago. And I had a little wager with Patrick for a crisp $100 bill. That bet’s been paid because we came in under budget.

Patrick Byrne^ We came in at $99.6 million and we said it’d be $100 million and open August 26th and we got (inaudible) manage this project to perfection. Handed a certificate of occupancy August 26th and it came in at $99.6 million. This could easily have been $120 million, $130 million, which is what some people expected. But if it had not been for tough green eyeshade value engineering— and they really— you can go online. Actually, if you go to glassdoor.com and look at the recruitment video, we have swapped out the recruitment video so now it shows a lot about this building. I suggest if you’re interested in the Company you go to glassdoor.com, look us up and watch the video.

Jonathan Johnson^ I hope those wager winnings spent well, Patrick.

Patrick Byrne^ Yes, $100. Nothing spends— no money spends, my grandpa taught me, like money you win gambling. You can buy a cheeseburger with it. It’s the juiciest, tastiest cheeseburger you ever had. You buy a beer with it. Boy, that beer feels good going down. Okay. So that $100 is spending— right now I’ve got it framed, but someday we’ll go out and—.

And just to give you— I’m not— this is kind of a simple little efficiency, but one of the things I love about this building is we have the collocation facility— and you can look this up in some online journal that just came out with a story about it. Its efficiency is 1.07. There’s some way you measure the efficiency of a collocation facility, the energy efficiency, where 1.00 is perfection. We are at 1.07 which makes it the most efficient collocation facility in the world. And that will last a couple months until— because we’re using some leading-edge technology. Someone will get to 1.06. But not only is our collocation facility in the building so efficient, we actually take the wasted heat out of it and we— and there’s a lot. If you’ve ever been in a co-lo facility there’s a lot from those big farm— it’s a server farm and we take that heat and we heat the building. And so— and there’s a couple hundred thousand savings here. I mean there’s so many places in this building that I think you’re going to see savings drop out.

I was a little confused. Maybe I misunderstood something you said, Rob, on the— what we would have spent had we not done this but had just stayed where we were and rented more space. Do you agree— and kept our collocation facility. What would our aggregate rent have been in all those cases?

Rob Hughes^ If we stayed there and then added the equivalent space?

Patrick Byrne^ Yes.

Rob Hughes^ It would have been more than— I don’t know an exact number but I’m confident this will be less. That wasn’t efficient space for us.

We would’ve had to pay some annual escalating rent increases and signed up for another 10 years. I don’t think there’s any question that would have been more costly than what we’re doing here.

Patrick Byrne^ Okay.

Rob Hughes^ And I had— none of the estimates I just gave you factor in anything about retention and recruiting benefits, either.

Patrick Byrne^ Right. Okay. Saum, as a technologist you want to say anything about—?

Saum Noursalehi^ Well I would say, just to add to the intangibles, with technology and I think in business in general, it’s all about how quickly you can iterate and deliver value. And with having to communicate across multiple locations, using phones or traveling, that creates a big inefficiency and that can really slow down the speed at which you can deliver value and projects.

Patrick Byrne^ Okay. Let me move forward; cryptocurrency. And I have three questions and I’ll ask Jonathan to comment, too. How will— the first question. How will the rights offering impact the P&L? Will it increase share count? Cryptocurrency balance on the balance sheet. No, it will not affect cryptocurrency balance. We’re getting paid in US dollars, not bitcoin.

Jonathan, how else would you answer number one there?

Jonathan Johnson^ Well it— we will have more shares issued and outstanding. We’re issuing up to a million shares of preferred stock. When the price is set, which will be on— the maximum price will be on the 14th, we’ll have obviously have proceeds from the issuance of that stock so that will change the balance sheet some, too. It will be great to have the offering done because we’ve incurred a lot of expenses getting it done. There are lawyers’ fees and getting it through regulators and all those things. So having this behind us will be a good thing.

Patrick Byrne^ Yes. And when I think of this and the bond offering, the amount of— we’ve burned several million dollars getting the technology and getting— working this through with the regulators and so forth. But we really do lead the field in this. And a year, year-and-a-half ago I was trying to convince people, hey, this blockchain thing isn’t a fad. And now, unless you’re living under a rock, presumably you understand the power of this. And it has been worth— it’s worth— it cost us $3 million this quarter between this, that and the other thing. It’s worth it to have— to have moved into the position we’re in.

Last quarter you suggested that your cryptocurrency efforts are an incubator. How are the efforts progressing on those investments? Are there— generating meaningful licensing revenue? Do you have private valuations that warrant spinoff to shareholders?

In a perfect world I would probably— I’d love to take the Medici Ventures and do a non-taxable spinoff to shareholders. We can’t because it has to have a five-year history. So— and as far as licensing revenue, while there are plenty of opportunities that have come our way and we’ve had lots of discussions, I have asked Jonathan what’s the hold off on all of those. There are people ready to invest in Medici, or who say that they’re ready to invest in Medici. I have said let’s hold off on all those discussions. Let’s get the blockchain— our blockchain security out; the fact that it’s out, anyone can trade it, and then we can open an account and trade it. That sort of— that saves an awful lot of selling. And we’ll turn around the next day and start having the meaningful conversations about people who want to invest in— either at the t0 level or the Medici Venture level.

Jonathan Johnson^ Yes. And as an incubator and as an investment vehicle, as we noted, two of the three more passive investments are involved in up around financing. Now, because of our ownership interest they’re not spinning off cash back to Medici Ventures, but they’re proving to be, at least through the investment rounds, good investments. So we’ve held off on trying to license t0’s blockchain technology until we finish the rights offering, have our Chuck Yeager moment and break the speed of sound. But afterwards that’s going to— the priority will shift.

Patrick Byrne^ Right. And for one thing, we can’t have— I mean literally, there are conversations where people talk about valuations that are higher than the entire market cap of Overstock. Now who knows if they’re there, what’s pure talk and what’s not talk. But when— we can’t even have those conversations while we’re having an offering—.

Jonathan Johnson^ Right.

Patrick Byrne^ For legal reasons. So we have turned away a lot of licensing and investment conversations that on December 16th we will be happy to start taking the phone calls. Maybe we’ll take them collect.

Jonathan Johnson^ Call collect.

Patrick Byrne^ Call collect. Last on this cryptocurrency, you will have now completed the digital bond and a digital stock. Is there more to be done? No, not in terms of demonstration of these. What now— once we get this behind us, this rights offering, we just want to turn around and start working with the community. And it’s not— no more about Chuck Yeager moments.

Jonathan Johnson^ The proof concept will have been complete.

Patrick Byrne^ Correct.

Jonathan Johnson^ And then we go to production and sales.

Patrick Byrne^ Right. Now, retail sales. And there are eight questions that have come in. At least eight and more coming in. I’ll ask Saum to back me up on some of these.

Last quarter you said you aspired to mid-teens retails growth for the next three years. What are you doing to achieve that? Well, we’re back at 13%

now and I have already indicated if our second derivative stays zero you can figure out what our fourth quarter is looking like and so we already have met this target. And so it’s really a question of, Saum, how are you going to keep us from falling off the step?

Saum Noursalehi^ Well, without getting into specifics, our strategy is pretty clear. We’re cutting costs out of our supply chain and passing that on to consumers. Patrick mentioned that earlier. We’re expanding our product selection, our assortment, and we’re investing in providing the best experience on the web.

Patrick Byrne^ And that second point, that we are expanding our selection, I have been downplaying this or not harping on this in recent calls, but I have been referring to a significant change in our business model. And that’s it. There is a— it has started. We now have expanded our selection several hundred thousand SKUs. If you set aside our books, movies, music, games, we’re at about 1.5 million, but you will probably be seeing that increase by a factor of 4 or 5 over the next 12 months and that’s a significant change in our business model, a wider selection than say Wayfair has now. And part of that has been based on needing certain technology to be complete, which has been completed.

To what extent are you discounting and promoting to drive sales? Is this happening and what’s the effect on gross margin? Saum?

Saum Noursalehi^ So I mean we are a discount retailer so it’s definitely part of the strategy but it’s not the main event. It is also impacting our margins. But our primary focus, as I mentioned, is cutting the costs and passing the savings to the consumers and providing the best experience. And by focusing on that I think it’ll help with conversations and repeat customers.

Patrick Byrne^ We’ve also gotten much better at the promotion. I’m not a fan of coupons. We do do couponing. I’d love to see that shifted more towards a loyalty program. Which brings us to the third question. Can you update us on trends for Club O members, including Club O Gold?

Yes. Well, now that we have Club O Silver, collectively Club O Silver and Club O Gold represent I believe over half our sales now. We are making some changes. We have a dedicated— a couple of dedicated fellows on this now who— we think it’s— we’ve got this laid out, but there’s a lot more we can do with it. And Saum, do you want to expand or not really?

Saum Noursalehi^ Well, I would say the free memberships so far haven’t provided the ROI we wanted, but we did find areas where it was valuable and so we’re expanding on that. We’re— I would say the team has focused back on the paid membership, the gold membership, and we’re expanding the benefits and features there. So you’ll see more come out of the paid program early to mid next year.

Patrick Byrne^ International sales. You mentioned a goal of 12 countries. You should be live in the Middle East, etc., etc.

Well, we did find a model that worked and we found it in the Middle East. And we have excellent sales spinning up internationally. The company in which we invested in the Middle East has fallen on hard times. That’s MarkaVIP. And they owe us $1 million and a receivable and we had put in $2.9 million. They have fallen on hard times. They are up for sale. We have written off that whole $3.9 million. There are some deals allegedly on the table and who knows. If those deals come through you would see us recovering $1 million to $1.7 million of that $3.9 million. Do I have that right, Rob?

Rob Hughes^ Yes.

Patrick Byrne^ Now, in the process we did learn what worked and we learned a way to do international. We are— we have a new leadership in international in our global efforts and we in fact have just opened this week a new way of approaching Canada. We think we’re probably leaving $100 million to $200 million of revenue on the table by not having a good logistics system into Canada. This quarter that was all built, it was turned on and there’s now— we’re giving a new way for Canadian visitors to check out with us directly. That’s all turned on this week.

And I really want to focus on Canada and then maybe some other nearby countries before— we were probably spending too much time worrying about how do we get into the Singapore market? How do we get into Malaysia? And doing all these arcane kinds of integrations and not just doing the meat and potatoes of getting live in Canada and Mexico as well as we should have been. So that’s what’s going on with international. And I think that if we just focus on some— on Canada, Mexico, maybe Australia, we could have a— we should be able to add $100 million, $200 million in revenue.

International sales, another question. Does the persistent strength of the US dollar make us feel less enthusiastic? No, because, A, I’m not— I don’t know how I feel about the strength of the US dollar, how long that’s going to last. I see—.

Jonathan Johnson^ Maybe through next Tuesday.

Patrick Byrne^ Well, I did see that the Fed signaled that they might be raising interest rates in December. I think this is all just a big house of cards. But it won’t matter because another thing that’s coming live is our ability to have partners in other countries ship to people in other countries. So for example, what is live now or is coming within days is there will be partners in Canada who are dropshipping to consumers in Canada. So that— and that’s a global initiative for us. A vice president named Ali El Husseini is managing all of this for us and he’s really sort of focused on what have been a lot of disparate and maybe uncoordinated efforts to get this Canada thing live. But the fact that we can now have foreign partners dropshipping to foreign consumers and never even come into the US means that this exchange rate stuff doesn’t really matter.

4Q 2015 you had strong sales of hoverboards. Does this create a tough comparison for this holiday period? No, the hoverboards we took off the site and it wasn’t— that wasn’t some meaningful—

Rob Hughes^ Yes. If you remember, in the news they were catching on fire as a result of battery issues so—

Patrick Byrne^ And that’s that, right?

Rob Hughes^ Yes. (Inaudible) that most were recalled. We had a lot of returns. So when you factor all that in, it actually wasn’t that profitable for us.

Patrick Byrne^ Oh, I’m sure it was— yes. Well, we don’t have those. Maybe we have a whole new class of products that catch on fire.

Rob Hughes^ Right. We go to the new hot product.

Saum Noursalehi^ Hopefully not on fire.

Patrick Byrne^ Hot though.

What if any special promotions do you intend to run for Black Friday/Cyber Monday? How promotional do you intend to be on these? In the past you ramped up your promotional activity up and down based on concerns about the type of sales you were generating and quality of customers you are acquiring. Saum, how about if you take that?

Saum Noursalehi^ I have a nice lawyerly answer for this. We have a strong holiday planned that we think will resonate with consumers and that’s really all I’m going to say. As a percent of sales, though, our spend should be roughly what it has been in prior years.

Patrick Byrne^ The last question on this set that was mailed in. Can anything be done to stop the Wayfair freight train? Yes, we see our sales picking— our sales growth picking back up. We see theirs dropping. I think that they— I think we saw them having some disappointments. Well, they took some behavior in September that indicated maybe they were disappointed with their sales for Q3 and they were sort of scrambling and buying traffic in some— they suddenly started spending much more. It seemed like they were willing to get traffic at any price.

I will point out they lost $60 million last quarter. I get tired of being— we’ve done an analysis. We can make ourselves be growing 50% to 70% next year. We can grow 50% to 70% next year. We just— it makes us lose $50 million (inaudible). Now we can turn that program on at the flip of a switch, where we can grow 50% to 70% but lose $50 million and I just don’t want to do that.

Rob Hughes^ Yes. And I would point out when you look at comparable categories to Wayfair, we are actually growing much faster than what our overall results are and that’s accelerating quickly. So we have the same amount of traffic. We spend a third of what they do on marketing. And as Patrick mentioned, we could gas that anytime we want, but that’s not— we don’t— that’s not our strategy. It’s not a sustainable strategy.

Patrick Byrne^ Yes. Although to be honest, it’s not— Jonathan? I mean what would you say? What would you—

Jonathan Johnson^ Well, I object to the questioner’s characterization of Wayfair as a freight train and I would note that we’ve liquidated plenty of freight train businesses in the past.

Patrick Byrne^ Right.

Jonathan Johnson^ I think our business is strong. I think we’ve had times in our history where we purposely put growth over profit and those were conscious times. And today we have a profits with growth mentality that I think is correct.

Patrick Byrne^ Right. I think I started the year predicting that our retail business would make $40 million operating income. And I actually— it’s looking like now it would make say $41 million or $42 million, but we have this $4 million, $3.9 million hickey on the MarkaVIP investment. So in any case, we’ve got a retail business that can make $40 million— $40-ish million this year and grow— well, grow double-digit for the year. I’d like it— if we can maintain— and next year I think we should make $40 million without any of those hickies or settlements and so forth. And I’m— I think I’d rather do that than go and spend an extra $150 million on marketing and lose— and take the $40 million plus to a minus $50 million and have more growth. I know that’s what some people think is— we just don’t want to get back in that place again. On the other hand, if Jonathan spins off Medici Ventures for some big check, like the kind of numbers I hear getting thrown around, maybe we’ll care a little bit less on the— well maybe we’ll goose it a little bit on retail.

Jonathan Johnson^ What’s the old joke? Hit ball, drag retail?

Patrick Byrne^ No. Hey, don’t— retail is—

Jonathan Johnson^ I know. I’m the one that’s being dragged right now. The goal is to—

Patrick Byrne^ Flip that.

Jonathan Johnson^ Flip that.

Patrick Byrne^ Mighty cocky for a startup program. Mighty cocky for a startup program.

The last question. I see there was an extra question that came in.

Jonathan Johnson^ Over here.

Patrick Byrne^ When the Company’s considering allocating capital does it consider buying back its own shares at the current price? So I’m just going to speak the truth and then Jonathan as the Chairman can— I would be buying back right now gobs of our own stock. We’re in the middle of an offering. Believe me, I’ve looked at could we be buying back this month while we’re getting this blockchain offering prepared. There are these lawyers who say that just creates too much— it would be too messy. So on the other hand, if the stock dropped from here it’d be awful tempting to actually delay the offering and just buy a ton of stock if we can. I think— well, I’ll put it this way. Where we are now, if we get through this offering and everything’s okay and then we announce our numbers in January, if our stock doesn’t move I’ll just— at that point there’s— the only thing— we won’t be building buildings. The only thing we need to spend our cash on at that point is buying in stock starting in late January in the absence of things moving.

Jonathan Johnson^ A much discussed topic among the Board of Directors when we meet. Patrick’s sentiment is that of the Board. We do have a $25 million authorization for stock repurchases. We’re going to do it in a way that makes sense and is legal. In the middle of an offering it’s hard to thread both those needles.

Patrick Byrne^ However, just to be strictly honest, it is so attractive at this point we’ve— actually Jonathan and I actually discussed should we be suspending this offering just to go and try to buy in two or three million shares.

Jonathan Johnson^ Absolutely. And it’s— I agree. That discussion is not off the table.

Patrick Byrne^ Yes. Okay. So now we move onto— okay. Here’s another set of questions, two questions. How is the international retail business spinning up (inaudible) of revenue growth on the unit economic looks compared to US. Unit economics and profitability should be about the same, and on a net basis actually a little bit higher. We did find a way. We were— they were going gangbusters in the Middle East. We had to throttle the business. We were selling so much and then the company involved got behind and couldn’t even pay us and went under. So we do think we have a model that works when we go to other countries. But for the moment we’re just— we’ve really refocused on Canada. And we’ve opened just in the last week a new way of selling into Canada and— the whole business, international will be up slightly this year over last year, but we haven’t really— okay. Next year I think is the year for international.

Has Medici made any progress in license negotiations?

Jonathan Johnson^ I think we’ve addressed this one. It’s— yes, but we have purposefully slowed them until we get this offering.

Patrick Byrne^ It seems like a lot of— another set of questions. It seems like a lot of value would be created by spinning off Medici. Yes, I agree. There is some ways that they— it and the financial services could go with Overstock Retail. But primarily, it could easily be spun off. There’s actually some great synergy having us all together in the Company and being able to access the right resources and such. So we’re not opposed to spinning off Medici or taking a large investment in Medici, but the focus— we’ve just got so many moving pieces and right now what we want to do is just get this public blockchain offering complete. We are absolutely willing to consider spinning it off. I want Jonathan to take it and go do well with it.

The new campus and leadership is an opportunity to create a cohesive, focused culture in retail. Is there anything being done to improve the culture and organizational focus?

Yes, besides moving Saum in. It’s really become— so I am— I have been quick sick this year and I’m sorry if I took my eye off the ball. It’s all I’m doing now, is focusing on what you might think of as the soft things, culture and training within the retail business. It has a wonderful leadership in Saum Noursalehi. Saum, do you want to answer this question at all?

Jonathan Johnson^ I do. I do. I mean I know (inaudible) necessarily directed at the Medici business. But for someone who’s been with Overstock for 14 years, with the culmination of moving into Peace Coliseum and the building; having you back, Patrick, hale and hearty; having Saum and the different leadership team, the culture here is as good as it’s ever been. People are thrilled to come to work, they’re working hard, things are getting done. So is this an opportunity to improve culture? Yes and we’re taking advantage of it.

Patrick Byrne^ Yes. I think that’s one of the big reasons we just did this.

Last question on— from this person. Shareholders have been struggling with mixed results for years. Can we expect positive change with new leadership? Yes, I think you can. I will point out that our mixed results haven’t been for years mixed in one way; we stayed profitable. And because we’re the only guys who seem to care about that, it does create static, it does create noise in other lines of the income statement, because we hold ourselves to the standard of staying profitable.

So that’s the comment on the mixed results. I want to remind everybody, I don’t know how big of the— seven of the last eight years, or eight of the last nine years, we were profitable. Rob, what’s the— do you know the actual stat?

Rob Hughes^ I don’t offhand, but most of the periods we have, and again, other than the intentional investment in the Medici. All right? We’re trying to break that out for people so they can better understand retail versus Medici.

Patrick Byrne^ Yeah, I’d say that also where we are now is a place where we’ve never been, and what we’ve always tried to do is blend what I call the green eyeshade guys from the retail guys. The green eye shade guys, the people who bring the marketing and sourcing just data, they don’t want to know anything about anything, why a product is going to be hot. Everything is just data. And there are, of course, the traditionalists, who bring all the sort of retail gut and emotion. And what’s really happened is that blend, which is has been blended in various ways over the years, has finally become not so much of a blend. It’s like they say the perfect martini is the cold gin and the vermouth is in the humidifier. The people who bring the vermouth, the emotional stuff, they’re still here, they’re in the humidifier. It’s the guys who are just data-driven are now over every channel and every part of the sourcing and every part of the demand creation, and I think that’s a civil war that won’t be revisited again. It’s real data-driven people in every area.

Rob Hughes^ Yeah, I think that actually, combined with some changes we’re making, I don’t know, we may not want to get into it, with incentives, I think is going to create a very entrepreneurial culture where people who run their areas think of it as their own start-up and work as if it’s their own company.

Patrick Byrne^ Yeah, we’re getting away— we’ve reached— for a long time, we’ve had kind of a socialist bonusing system, because we were still a start-up and— but anyway, we are now going to a non-socialist system that’s going to let some people get rich next year, if they’re in the right areas.

Rob Hughes^ As the company gets richer.

Patrick Byrne^ Yeah, you will be happy to pay the kinds of checks if these people can hit their goals. Shareholders will be happy to cut these checks.

OK, I see now three more emails have come in with questions. One email says has three questions on it. How can we think about forecasting growth and revenues for Medici? I wouldn’t think about that. I wouldn’t think about it in terms of forecasting growth. If this thing gets off the ground, you know, it could be a unicorn, for all I know. We already hear people talking about valuations that they would want to talk to us about investing in this business that are higher than the valuation of the market cap of Overstock itself, and they’re talking about investing in a subsidiary of a subsidiary. So who knows what— that’s my— my pop would call that happy talk.

Rob Hughes^ Until someone cuts a check, it’s happy talk.

Patrick Byrne^ —it’s happy talk. And we don’t really want to get past taking the phone calls and having the first meeting until we get this stuff done, because I don’t think we can be doing an offering while we’re having material conversations like that. But the right way to think about Medici is not— we have no idea how to forecast the revenue. We’re not even sure which of the many partnerships that are being thrown at us will be the first ones we pursue. There are enormous revenue opportunities, but it really just think of it as an asset that may have a great deal of value, ready, when we take investment in it, or find a partner to spin it off to.

Rob Hughes^ (inaudible)

Patrick Byrne^ Since the company’s core retail model is asset-light with good incremental margins, why now consider a share buyback? Hallelujah, brother. Yeah, if it weren’t— you know, up until this point, we had that— two things going on. We were building a $100 million building, and we had fallen off the steps sometime last summer, which has happened four or five times in our history, and we have to just patiently get back to our principles and get it going again. Now that it’s here, and we’re generating all this cash and such, there’s nothing I’d like to do more than go out right now and run a Dutch auction tender, and buy in as many shares as our lawyers would let us buy in. Can’t do that right now with this offering, over the next five weeks, like, five weeks, and then of course when that offering gets done on December 15th, we won’t be able to do it until we announce numbers and such, but it’s killing me not to be able to buy in shares right now. Is that an honest enough answer, Jonathan?

Jonathan Johnson^ That’s a very honest answer that I know is keeping you up at night, Patrick, so we— you know, and the board has discussed it and we share your sentiment. But you know, we have to do these things in ways that make sense and are legal.

Patrick Byrne^ That damn legal thing. Last question from this fellow is how is the US consumer doing? Are they converting as well as they have in the past? Some. Well, the US consumer, OK, I think that the economy, I think it’s all— you know, it’s amazing what happens when you inject trillions of dollars of free money into an economy. You know, there’s all this— so I think that— I’m a bear as far as the US economy. I don’t believe the growth numbers, I don’t believe the 2.9%, I don’t believe the inflation that they’re reporting, I don’t believe anything that’s coming out of Washington now. It’s all being politically driven, and we are prepared for something really bad to happen if it does.

Now, setting that aside, how are they converting like they used to, Saum?

Saum Noursalehi^ They are— not only are they converting like they used to, they are converting better than they used to, and lot of that’s been our focus on experience, as I mentioned.

Patrick Byrne^ And we are offering some interesting credit products that I don’t want to say too much, but the US consumer is still reaching for credit.

OK, another email, with just one question. What’s your plan to make T-zero a valuable business after the Chuck Yeager moment? Could be licensing revenue, could be selling or taking an investment from a much larger player. There are trillion-dollar players who talk to us and talk about how they get involved. Jonathan, how are you going to make this T Zero so valuable?

Jonathan Johnson^ Those aren’t mutually exclusive options, because we have— we will, with bolt-on technology to the underlying technology, it helps us do this offering, and begin licensing that. Banks, exchanges, there’s a whole host of different types of potential clients that are showing real interest, and we’re holding at bay so that we can get our technology in place to do this offering.

Patrick Byrne^ Yeah, I think this said publicly before, but not on a phone call, I believe. In every country, in every capital market, there’s really three groups, and it’s turning into a Game of Thrones among these three groups. There are the banks/ broker-dealers, there are the exchanges, and there are the CSDs, the central security depositories, which in the United

States is called the [DTCZ]. But in each capital market in Asia and Europe, what’s happening is those three players all seem to have gotten the message at the same time, it was sometime around January of this year, like a memo must have gone out from somebody, because everybody got it at once, that this is an extinction event for the financial industry as it’s currently conceived, and they don’t want to be one of the species that goes extinct. They want to survive. So in each country, or capital market, you have those three players are jockeying, trying to figure out— you know, one of those players is going to get this technology and disrupt the other two, really. That’s the bottom line. One of them— if any one of those three players gets the block chain technology down, they don’t need the other two. If the broker-dealers get it, they don’t need the exchanges or the CSDs. If the CSDs do it, they don’t need the exchanges, you know, and so forth. So, that’s really what’s going on in each part of the world, and we’re sort of staying above that fray and just getting the technology— when we have not just the first publicly traded block chain security, but one that is being driven right down Constitution Avenue and the SEC has sprinkled holy water over every piece of it, then that’s we think a very unique piece of technology.

And then last, of the last, is another two questions. Last email. You continue to spend money on non-revenue producing products. So his first example is that you spent shareholder’s money on a fintech project with no revenue. This is a silly question. We’ve built— we were the first in the world to recognize the meaning of Bitcoin wasn’t Bitcoin, it was blockchain. We were the first to get that there were going to be blockchain applications that disrupted all kinds of fundamental processes of civilization. We got there first. We’ve been working on it for 2.5 years, well, 3 years. It’s (inaudible)

Jonathan Johnson^ The analogy I like to use is, is Bitcoin is to blockchain as email is to the Internet, and so back in 1990, when you were getting an email on your CompuServe account and you thought that’s what the Internet was, if that’s what you think blockchain is that— I think you’re missing the boat. This question reminds of Bryant Gumbel’s comment on the Today show, circa 1922, I guess I need to figure out what this email thing is. The Internet turned out to be transformative; I think blockchain, particularly in the fintech area, is going to turn out to be transformative. There are companies bigger— that was there, and helping the Internet transform, and you know, we’ve taken advantage of it and built a business. Now we’re here at the beginning of the blockchain revolution and I think we can apply what we’ve learned and help make that a real thing, too.

Patrick Byrne^ How can you justify building a $100 million building when your industry leases, when you’re losing money, and when you’re falling behind your competition? We justified building a $100 million building because we think it saves us $3 million to $4 million, it’s 70%-plus more office space, creates all kinds of benefits for retention, recruiting, efficiencies of people working together, et cetera. And are we losing money? I stand by our revenue— retail business will make $40 million, plus or minus, this year, looks like a couple million less because of this hickey on the writedown we just took. And are we falling behind our competition? I don’t know. I mean, yeah, there’s someone else out there who loses $60 million a quarter who’s grown past us. It’s— I come from the world— you know, we can have that any moment we want. We can have that business any moment we want. I’d like a business where we make money and we run it like a real business.

Jonathan Johnson^ We own our headquarter campus. This land is an appreciating asset. I mean, for all the reasons you said, I completely agree with you, but add on top of it, to me, putting this— doing this campus build detail, and we looked at it, two and a half and three years ago, it made sense then, it makes even sense today.

Patrick Byrne^ Right. As a matter of fact, we can do— we can get out of this, do a sale-leaseback, and probably turn our $50 million of equity into about eight— pardon me, about $80 million. It’s not out of the question that we do that, but especially if our stock stays at a point that we can buy it at these kinds of prices, but it was a great— I thought it was a bit of a far-fetched decision three years ago to do this, to build this building. It was a little out there, but it all penciled out as being worth it, and now that we’ve moved in, it’s just overwhelmingly clear. This is— we are so thrilled with this building and what it’s doing for us.

So that has been a lot of questions, a lot of material. It’s been the longest call we had in a while. I guess why don’t we— it’s 347. Why don’t we see if there are any follow-up questions, and we’ll do ten minutes. No?

OK, well thank you for listening. We feel great about the future. And yes, we had this $3.9 million write off, sorry about that, but our retail business is thriving, it’s back on track, making money, and spinning off lots of cash, and this Medici business, while it looks— it mars our income statement, is absolutely— I mean, this thing could be— we’ve got lightning in a bottle here. We’ve got cold fusion here, and we’re going to be ready to demonstrate it this quarter.

Jonathan Johnson^ Yes.

Patrick Byrne^ We’re five weeks. Five weeks. Thank you very much. We’re having a bang-up Q4. I believe it will clearly be a record Q4 for us so far. We’re just a couple of days into the Christmas season, but it’s going well. OK. Anything else?

Jonathan Johnson^ Talk to you next quarter.

Patrick Byrne^ Talk to you in a few months.

Jonathan Johnson^ Thank you.

Operator^ Thank you. Ladies and gentlemen, this does conclude today’s conference. Thank you for your participation and have a wonderful day.

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